Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	2009	2010	2011	2012	2013
Pretax income (loss) from continuing operations (1)	$34,137	$57,138	$26,679	$11,590	$29,109
Fixed charges	24,228	21,046	28,795	27,594	28,556
Capitalized Interest	(162)	(34)	—	—	(522)
Distributed income of equity investees	621	—	—	—	—

	$58,824	$78,150	$55,474	$39,184	$57,143

Fixed charges:
Interest expense and amortized deferred financing costs	$16,283	$13,559	$21,374	$20,920	$21,941
Estimated interest expense in operating leases	7,945	7,487	7,421	6,674	6,615
Preference security dividend requirements	—	—	—

Total fixed charges	$24,228	$21,046	$28,795	$27,594	$28,556

Ratio of earnings to fixed charges	2.4	3.7	1.9	1.4	2.0

(1)	Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.

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